Mail Stop 3010

February 4, 2010

Via U.S. Mail and Fax (702) 737-6900
Mr. Eric M. Polis
Treasurer and Principal Financial Officer
ASI Technology Corporation
980 American Pacific Drive, Suite #111
Henderson, Nevada 89014

      RE: **ASI Technology Corporation**
                Form 10-K for the year ended September 30, 2009
                Filed December 22, 2009
                File No. 0-06428

Dear Mr. Polis:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 3. Notes Receivable, page 33

1.   You disclose that you considered your three outstanding notes aggregating $2,747,025 to be impaired as of September 30, 2009 and provided the allowance for losses reducing the net carrying value to their estimated fair value based on Level 3 inputs. Please tell us how you determined the fair value of the notes as of September 30, 2009 and the significant inputs used in your valuation. Furthermore, on page 22, you disclose that you

have not yet determined the fair value to be assigned to the land obtained on recovery, but that you believe the value to be at least equal to the net value of the three notes at September 30, 2009. Please tell us the basis for this belief/statement, and clarify why the impairment of the notes at September 30, 2009 was not based on the fair value of the collateral. Also advise us of the fair value of the land, when available, as well as the significant inputs used in your valuation.

2.   You disclose that you exchanged two impaired notes with an aggregate principal amount of $1,268,000, and a net carrying value of zero (due to a full loan allowance), for Nye County, Nevada water rights on 127 acre-feet of water. Please provide us with the details of these water rights including the following:

- Clarify if you own the underlying land
- Tell us the terms of the contract for the water rights
- Tell us how you determined that the water rights have an indefinite life
- Tell us how you determined the fair value of the water rights and the significant inputs used in your valuation
- Advise us of your accounting policy for the water rights

Note 9. Related Party Transactions, page 37

3.   You disclose that your subsidiary was paid cash of $122,123 during fiscal 2009 related to the unsecured note between your subsidiary and DavCap and that the cash was primarily from capital contributions made by the owners of DavCap. DavCap was an entity set up for the sole purpose of pursuing collection and recovery of a $1,000,000 interest in a note receivable that was contributed by your company to DavCap. Please tell us your basis for recording the $122,123 of cash as a gain rather than as a capital transaction. Please address the following in your response:

- The terms of the unsecured note between your subsidiary and DavCap
- Your analysis of how you determined that you were the primary beneficiary of DavCap
- Your consideration of the related party nature of the common ownership interests of Jerry Polis in your company and DavCap.

Item 9A(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 42

4.   Your disclosure indicates that your disclosure controls and procedures can provide only reasonable assurance regarding management's control objectives. In light of this, please confirm to us and disclose in future filings including any amendments, if true, that your Chief Executive Officer ad Chief Financial Officer concluded that your disclosure controls and procedures were effective "at the reasonable assurance level."

Management's Report on Internal Control Over Financial Reporting, page 42

5.   Please amend your filing to include a statement as to whether or not internal control over financial reporting is effective. For reference see Item 308(T) of Regulation S-K.

Exhibits 31.1 and 31.2

6.   We note that the certifications are not in the proper form. In particular, the introductory language in paragraph 4 does not reference internal control over financial reporting. The required certifications must be in the exact form prescribed in Item 601(b)(31) of Regulation S-K. Accordingly please amend this filing as well as your Form 10-K for the year ended September 31, 2008. See Question 246.13 of the Compliance and Disclosure Interpretations on Regulation S-K, which can be found at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, for reference.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3782 with any questions.

Sincerely,

Jessica Barberich
Assistant Chief Accountant